Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

     PharMerica, Inc. Initiates Cash Tender Offer and Consent Solicitation
                for Its 8.375% Senior Subordinated Notes Due 2008

    ORANGE, Calif.--(BUSINESS WIRE)--July 17, 2001--Bergen Brunswig Corporation (NYSE:BBC) announced that its wholly owned subsidiary, PharMerica, Inc., today has initiated a cash tender offer to purchase all of PharMerica's outstanding 8.375% Senior Subordinated Notes due in 2008 (the "Notes") and consent solicitation. The consent solicitation seeks consents from holders of the Notes to eliminate substantially all of the restrictive covenants contained in the Notes' governing indenture.
    The purchase price for each $1,000 principal amount of Notes tendered pursuant to the Offer is $1,010, plus accrued and unpaid interest on the purchased Notes up to, but not including, the payment date. The consent payment for each $1,000 principal amount of Notes for which a consent is validly delivered during the consent solicitation period is $5.00. Holders who tender their Notes are required to give their consent in the consent solicitation. Any holder tendering notes after the consent solicitation period but prior to the expiration of the tender offer period will not be entitled to receive the consent payment.
    This tender offer is expected to remain open until 9:00 A.M. EDT on August 14, 2001. The consent solicitation is expected to remain open until the later of 5:00 P.M. EDT on July 27, 2001 or until consents are received from holders of a majority (in principal amount) of the outstanding Notes (but no later than the expiration of the tender offer period). PharMerica will issue a further press release regarding any extension of these times and dates. Tenders of Notes and deliveries of consents become irrevocable after the consent solicitation period expires, unless the offer is subsequently terminated without any Notes being purchased.
    The tender offer and consent solicitation are contingent upon a number of conditions, including: obtaining consents from holders of a majority (in principal amount) of the outstanding Notes to the removal of substantially all of the restrictive covenants in the governing indenture; consummation of the previously announced "merger-of-equals" transaction between Bergen Brunswig and AmeriSource Health Corporation; consummation of a bond financing by the combined AmeriSource-Bergen Corporation yielding net proceeds of at least $300.0 million; execution of a supplemental indenture containing the proposed amendments; and other general and customary conditions. The bond financing condition is itself contingent upon the consummation of the Bergen Brunswig AmeriSource merger. No assurance can be given that any of these conditions will be satisfied. Since PharMerica is a wholly owned subsidiary of Bergen Brunswig, no filings are required to be made with the Securities and Exchange Commission in connection with this tender offer and consent solicitation.
    The terms of the tender offer and consent solicitation are more fully described in the Offer to Purchase and Consent Solicitation Statement, which is dated July 17, 2001. The offering statement and related documents provide additional information regarding the pricing, tender, consent and delivery procedures, as well as conditions of the tender offer and consent solicitation. These documents may be obtained by contacting MacKenzie Partners, Inc., the information agent for the offer and the consent solicitation, at (800) 322-2885 or (212) 929-5500.
    Credit Suisse First Boston is the dealer manager for the tender offer and solicitation agent for the consent solicitation. CSFB is available to answer questions about the tender offer and consent solicitation at (800) 820-1653 or
(212) 538-8474.

    About Bergen Brunswig Corporation

    Bergen Brunswig, headquartered in Orange County, California, is a leading supplier of pharmaceuticals and specialty healthcare products, as well as information management solutions and consulting services. Bergen Brunswig's customers include the nation's healthcare providers (hospitals, nursing homes and physicians), drug stores, manufacturers and patients. Through its subsidiaries, Bergen Brunswig provides product distribution, logistics, pharmacy management programs, and Internet fulfillment strategies designed to reduce costs and improve patient outcomes across the entire healthcare spectrum.
    On March 16, 2001, Bergen Brunswig agreed to merge and combine its business with AmeriSource Health Corporation pursuant to an agreement and plan of merger. To accomplish the combination of their businesses, AmeriSource and Bergen Brunswig jointly formed a new company, AmeriSource-Bergen Corporation. Upon consummation of the transactions contemplated by the agreement and plan of merger, AmeriSource and Bergen Brunswig each will become a wholly owned subsidiary of AmeriSource-Bergen. These merger transactions are presently pending regulatory review.

    About PharMerica, Inc.

    PharMerica is a leading provider of institutional pharmacy services to the elderly, chronically ill and disabled in long-term care and alternate site settings, including skilled nursing facilities, assisted living facilities, specialty hospitals and residential living communities. PharMerica also provides mail order home delivery pharmacy services to workers' compensation patients and the catastrophically ill, and electronically adjudicates workers' compensation prescription claims from pharmacies on behalf of commercial insurance carriers.
    On April 26, 1999, Bergen Brunswig acquired PharMerica, Inc. in a tax-free merger transaction, in which PharMerica became a wholly owned subsidiary of Bergen Brunswig. Under the terms of that merger, stockholders of PharMerica received Bergen Brunswig's Class A Common Stock in exchange for their outstanding shares of PharMerica common stock, which, at the time, was traded on the Nasdaq National Market System under the symbol: DOSE. As a result of that merger, PharMerica ceased to be subject to the SEC's reporting requirements, but it remains obligated to provide certain financial reports to the trustee under the Notes' indenture.
    This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only by the Offer to Purchase and Consent Solicitation Statement. Please refer to the Offer to Purchase and Consent Solicitation Statement and related documents for information regarding the pricing, tender, consent and delivery procedures, as well as conditions of the tender offer and the consent solicitation.

    Additional Information

    In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such requests to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

    Participants in Solicitation

    AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

    --30--

    CONTACT:  Bergen Brunswig Corp., Orange
              Donna Dolan, 714/385-4226